UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 24, 2025

Innovega Inc.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2018 156th Ave. NE , Building F, Ste. 100, Bellevue, Washington 98007

(Full mailing address of principal executive offices)

(425) 516-8175

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A-1 Preferred

Item 4. Changes in Issuer’s Certifying Accountant

(a)	The Board of Directors (“Board”) of Innovega Inc. (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Board invited several public accounting firms to participate in this process, including Fruci & Associates II, PLLC (“Fruci”), the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. As a result of this process, the Board approved the appointment of dbbmckennon as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. This action effectively dismissed Fruci as the Company’s independent registered public accounting firm as of January 24, 2025.

(b)	The reports of Fruci on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, there were no disagreements with Fruci on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Fruci, would have caused Fruci to make reference to the matter in their report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2023 and 2022.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibit
16.1	Letter from Fruci & Associates II, PLLC to the Securities and Exchange Commission dated March 11, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Innovega Inc.

By	/s/ Stephen Willey CEO and President
(Signature and Title)

Date	March 12, 2025

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